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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Friedman, Lucy N.		Tarragon Realty Investors, Inc. (TARR)
	1775 Broadway, 23rd Floor	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			February 14, 2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	New York, NY 10019 (City) (State) (Zip)		☐	Director	☒	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	10% Cumulative Preferred Stock													1,000		D

	Common Stock		02/14/03				J			849,516	A	N/A		2,548,547		D(1)

			02/14/03				J			332,981	A	N/A		998,942		I		(1)(2)

			02/14/03				J			23,723	A	N/A		71,169		I		(1)(3)

			02/14/03				J			75,465	A	N/A		226,394		I		(1)(4)

			02/14/03				J			79,463	A	N/A		238,388		I		(1)(5)

			02/14/03				J			315,647	A	N/A		946,940		I		(1)(6)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Options		7.16

			8.26

			8.82

	Stock Options		6.61

			7.16

			8.26

			8.26

			8.82

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	12/17/98	12/31/08		Common Stock	136,125

	12/17/98	12/31/08		Common Stock	90,750

	12/17/98	12/31/08		Common Stock	90,750				317,625		D(7)

	12/17/98	12/31/08		Common Stock	453,750

	12/17/98	12/31/08		Common Stock	136,125

	12/17/98	12/31/08		Common Stock	363,000

	12/17/98	12/31/08		Common Stock	90,750

	12/17/98	12/31/08		Common Stock	90,750				1,134,375		I		(8)

Explanation of Responses:

1. Adjusted to reflect a 3-for-2 stock split effective February 14, 2003.

2. Owned by Beachwold Partners, Ltd.

3. Owned by Lucy N. Friedman, as custodian for minor son, Samuel Friedman.

4. Owned by Tarragon Capital Corp.

5. Owned by Tarragon Partners, Ltd.

6. Owned by William S. Friedman, spouse of Lucy N. Friedman.

7. Stock Options held by Lucy N. Friedman pursuant to agreement dated December 17, 1998, but effective for all purposes on November 24, 1998, as adjusted to reflect the 10% stock dividends paid by the Issuer on February 15, 2001 and April 26, 2002 and the 3-for-2 stock split effective February 14, 2003.

8. Stock Options held by William S. Friedman pursuant to various agreements dated December 17, 1998, but effective for all purposes on November 24, 1998, as adjusted to reflect 10% stock dividends paid by the Issuer on February 15, 2001 and April 26, 2002 and the 3-for-2 stock split effective February 14, 2003.

/s/ Kathyrn Mansfield for Lucy N. Friedman	2/19/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.